UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

HighPeak Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

43114Q 105
(CUSIP Number)

John Paul DeJoria 8911 N. Capital of Texas Hwy., #3210 Austin, Texas 78759 (512) 360-8918
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

.

CUSIP 43114Q 105	SCHEDULE 13D	Page 2 of 7

1.	Names of Reporting Persons
John Paul DeJoria, as trustee of the John Paul DeJoria Family Trust, and in his individual capacity
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☑
3.	Sec Use Only

4.	Source of Funds
PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
11,000,000
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
11,000,000
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
11.33%
14.	Type of Reporting Person
IN

CUSIP 43114Q 105	SCHEDULE 13D	Page 3 of 7

ITEM 1.   SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.0001 per share, of HighPeak Energy, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 421 W. 3rd Street, Suite 1000, Fort Worth, Texas 76102.

ITEM 2.   IDENTITY AND BACKGROUND

(a)           This Schedule 13D is being filed by John Paul DeJoria, as trustee (the “Trustee”) of the John Paul DeJoria Family Trust, a revocable trust of which Mr. DeJoria is the settlor and a beneficiary (the “Trust”), and in his individual capacity.

(b)           The business address of Mr. DeJoria is 8911 N Capital of Texas Hwy., #3210, Austin, Texas 78759.

(c)           As the sole trustee of the Trust, the Trustee oversees and manages the business and affairs of the Trust, which include investing in both closely held and publicly traded securities. In his individual capacity, Mr. DeJoria is an entrepreneur and philanthropist. Among other business ventures, Mr. DeJoria co-founded John Paul Mitchell Systems, where he currently serves as Chairman of the Board, and The Patrón Spirits Company.

(d)           During the last five years, Mr. DeJoria has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. DeJoria has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. DeJoria is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Trustee expended an aggregate of $55,000,000 of funds held by him as trustee of the Trust to acquire from the Company 5,500,000 units (each, a “Unit”), each of which consists of one share of Common Stock, one warrant to purchase one share of Common Stock (each, a “Warrant”), and one contingent value right (each, a “CVR”).

ITEM 4.   PURPOSE OF TRANSACTION

In his capacity as the Trustee, Mr. DeJoria acquired the Units as an investment. Mr. DeJoria has no present plans or proposals with respect to any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Trustee intends to assess its investment in the Company on a continuing basis. Depending on various factors, including without limitation Mr. DeJoria’s perceptions of the Company’s actual and prospective financial condition, results of operations, cash flows, liquidity, capital resources and other attributes, the respective price levels of the securities included in the Units, conditions in the securities markets, and general economic and industry conditions, the Trustee may in the future take such actions with respect to its investment in the Company as the Trustee may deem appropriate, including without limitation purchasing additional shares of Common Stock, Warrants and/or CVRs or selling or otherwise disposing some or all of the Trustee’s shares of Common Stock, Warrants and/or CVRs.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)                 The responses under Item 3 above and Item 6 below are incorporated herein by reference. As of the date of this Schedule 13D, Mr. DeJoria beneficially owns an aggregate of 11,000,000 shares of Common Stock (the “Shares”), of which 5,500,000 are shares of Common Stock that were included in the Units purchased by the Trustee and 5,500,000 are shares of Common Stock that are purchasable upon the exercise of Warrants that were included in the Units purchased by the Trustee. The Shares represent 11.33% of the shares of Common Stock outstanding, with the number shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 97,092,354 (which represents the sum of (x) 91,592,354, which according to information filed by the Company with the Securities and Exchange Commission (the “Commission”), represents the total number shares of Common Stock outstanding as of August 21, 2020, and (y) the 5,500,000 shares of Common Stock issuable upon exercise of the Warrants held by the Trustee). Mr. DeJoria disclaims responsibility for the accuracy of the information provided by the Company.

(b)                 The Trustee has sole power to vote and dispose of all of the Shares.

(c)                 Mr. DeJoria did not effect any transactions in shares of Common Stock, in any capacity, during the 60 days immediately preceding the date of this Schedule 13D.

(d)                 Not applicable.

(e)                 Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 21, 2020, pursuant to (1) an Amended and Restated Forward Purchase Agreement (the “Forward Purchase Agreement”) entered into as of July 24, 2020 by and among the Company, the Trustee and each other party designated as a “Purchaser” on the signature page thereto and (2) a related Assignment and Joinder Agreement entered into as of August 21, 2020 by and between HighPeak Energy Partners, LP, a Delaware limited partnership (“HighPeak 1”), as assignor, and the Trustee, as assignee, the Trustee acquired 5,500,000 Units, comprising 5,500,000 shares of Common Stock, 5,500,000 Warrants, and 5,500,000 CVRs.

The Warrants were issued under a Warrant Agreement, dated as of April 12, 2018, by and between Pure Acquisition Corp., a Delaware corporation (“Pure”) and Continental Stock Transfer & Trust Company, a New York Corporation, as warrant agent (as assigned by Pure to the Company and amended by an Amendment and Assignment, dated as of August 21, 2020 (the “Warrant Agreement”). On the terms and subject to the conditions set forth in the Warrant Agreement, each whole Warrant held by the Trustee entitles the Trustee to purchase one share of Common Stock at a price of $11.50 per share, subject to specified adjustments, at any time during the period commencing September 20, 2020 and ending on September 20, 2025. Under the Warrant Agreement, the Trustee has the option to exercise Warrants on a “cashless basis,” in which event the Trustee would pay the exercise price by surrendering Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying such Warrants, multiplied by the excess of the “fair market value” over the exercise price of such Warrants by (y) the fair market value. The Warrant Agreement provides that “fair market value” shall be the average reported last sale price of the shares of Common Stock for the ten trading days ending on the trading day prior to the date that notice of the exercise is received by warrant agent under the Warrant Agreement.

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The CVRs were issued under a Contingent Value Rights Agreement (the “CVR Agreement”), dated as of August 21, 2020, by and among (i) the Company; (ii) HighPeak Pure Acquisition, LLC, a Delaware limited liability company (“HighPeak Acquisition”), HighPeak 1 and HighPeak Energy Partners II, LP, a Delaware limited partnership (“HighPeak 2”); and (iii) Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”). The CVRs held by the Trustee are contractual rights to receive a contingent payment (in the form of additional shares of Common Stock, or as otherwise specified in the CVR Agreement) if, at the CVR Maturity Date, the trading price for shares of Common Stock is below the price that would provide the Trustee with a 10% preferred simple annual return (based on a deemed $10.00 per share purchase price) on the shares of Common Stock included in the Units purchased by the Trustee and then held by the Trustee; provided that, for purposes of determining the amount of such contingent payment, if such per share trading price as of such date is less than $4.00, such per share trading price shall be treated as though it were $4.00. The “CVR Maturity Date” is defined in the CVR Agreement as (x) a date specified as such by the Company no later than August 21, 2022 that is within the period beginning on August 21, 2022 and ending 30 months later or (y) such earlier date, if any, upon which a Change of Control (as defined in the CVR Agreement) occurs.

The Trustee holds approximately 53.64% of the limited partnership interests in HighPeak 1, and approximately 83.11% of the limited partnership interests in HighPeak 2 (HighPeak 1 and HighPeak 2 collectively, the “HighPeak Funds”). Based on information filed by the Company with the Commission, as of August 21, 2020, HighPeak 1 beneficially owned 39,642,461 shares of Common Stock and HighPeak 2 owned 36,740,593 shares of Common Stock. Although it is possible that one or both of the HighPeak Funds could distribute some or all of their respective shares of Common Stock to their respective partners, the Trustee believes that the respective general partners of HighPeak 1 and HighPeak 2 (together with any person(s) controlling them) have the sole power to vote and dispose of the shares of Common Stock owned by HighPeak 1 and HighPeak 2, respectively. Accordingly, Mr. DeJoria (in all of his capacities) disclaims having beneficial ownership of any such shares.

The Trustee holds certain management incentive units (“Sponsor MIUs”) issued by HighPeak Pure Acquisition, LLC, a Delaware limited liability company (“Sponsor”). In addition, (1) the members of the management of the Sponsor have agreed to transfer to the Trustee the Sponsor MIUs held by them and (2) Jack D. Hightower has agreed to transfer to Trustee the management incentive units (the “Fund MIUs”) issued by the respective general partners of each of HighPeak Funds (each an “HP Fund GP”) and held by Jack D. Hightower, in each case only if and to the extent necessary to result in the Trustee receiving, upon the liquidation of, or distribution of assets from, the HighPeak Funds, a full return of the Trustee’s investment in the HighPeak Funds and the Company. Although it is possible that some or all of the Sponsor MIUs and/or the Fund MIUs now or hereafter held by the Trustee could be settled in shares of Common Stock, the Trustee believes that (1) the managers of the Sponsor (together with any person(s) controlling them) have the sole power to vote and dispose of any shares of Common Stock that may from time to time be owned by them and (2) the respective general partners of HighPeak 1 and HighPeak 2 (together with any person(s) controlling them) have the sole power to vote and dispose of any shares of Common Stock that may from time to time be owned by them. Accordingly, Mr. DeJoria (in all of his capacities) disclaims having beneficial ownership of any such shares.

The HighPeak Funds have agreed that, for so long as they have the right to nominate at least two directors of the Company under a certain stockholders’ agreement to which they and the Company are parties, the Trustee will have the right to select one of such director nominees, with Michael H. Gustin having been selected to serve on the Company’s board of directors as the Trustee’s initial nominee.

CUSIP 43114Q 105	SCHEDULE 13D	Page 6 of 7

Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of August 21, 2020, by and among the Company, the Trustee, and the other parties thereto, the Company agreed, on the terms and subject to the conditions set forth therein, to provide to the Trustee certain “demand” and “shelf” registration rights (including, in relation only to shares of Common Stock, with respect to one or more underwritten public offerings), as well as certain “piggyback” registration rights (including, in relation only to shares of Common Stock, with respect to one or more underwritten public offerings), in relation to the shares of Common Stock, Warrants and CVRs included in the Units purchased by the Trustee (including any securities issued or issuable with respect to the foregoing by way of distribution, exercise or settlement, or otherwise). In addition, the Forward Purchase Agreement provides, on the terms and subject to the conditions set forth therein, for the Company to file with the Commission, and use it best efforts to have declared effective, a registration statement under the Securities Act of 1933, as amended, registering the resale of the shares of Common Stock, Warrants, CVRs held by the Trustee and the shares of Common Stock issuable upon exercise or settlement, as applicable, of such Warrants or CVRs

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP 43114Q 105	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2020
Date

/s/ John Paul DeJoria
Signature

John Paul DeJoria, as trustee of the John Paul DeJoria Family Trust, and in his individual capacity
Name/Title